Via Facsimile and U.S. Mail
Mail Stop 6010

August 31, 2006

Peter A. Thompson, M.D., FACP
President & Chief Executive Officer
Trubion Pharmaceuticals, Inc.
2401 4th Avenue, Suite 1050
Seattle, Washington 98121

> **Re:** **Trubion Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1, Amendment 2**
> **Filed August 18, 2006**
> **File No. 333-134709**

Dear Dr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Use of Proceeds, page 24

1.   We note your response to comment 9. However, the comment is reissued. Please revise to state the dollar amounts, not percentages, that you estimate you will use for each stated purpose. Additionally, please revise to be more specific about your intended uses of funds for developing and commercializing your research pipeline. Identify each product candidate for which you expect to use a material

portion of the proceeds, quantify the amount you intend to use for development and commercialization efforts related to the candidate and identify the stage of development and/or commercialization you expect to achieve using these proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Critical Accounting Polices and Significant Judgments and Estimates

Revenue Recognition, page 32

2.   Please refer to your revised disclosure in response to comment 10. Please tell us why you do not immediately recognize as revenue a proportionate amount of your non-substantive/at-risk milestone payments upon receipt that correlates to services that you have already rendered and then recognize the remainder of those non-substantive/at-risk payments as revenue over the remaining development period.

Our Strategic Collaboration with Wyeth, page 53

3.   We note your response to comment 13. Given your disclosure that Wyeth has the right to develop and commercialize target candidates that are on the list and that you are able to develop and commercialize these candidates only if Wyeth releases them from the list or fails to designate them as targets after you "put" to Wyeth such candidates, it appears that this list is information that is material as it restricts your ability to use your technology to develop and commercialize target candidates. Please either include the list of indications on the list or provide us with a detailed analysis supporting your determination that it is not material.

4.   We note your response to comment 11. However, you continue to refer to "an identified confidential target" and "a niche indication" on pages 53 and 54. Please revise accordingly.

5.   On page 54, you state that Wyeth must act "within a period of time." Please revise to disclose the amount of time Wyeth has to decide whether it will designate such indication as a Wyeth target within the collaboration.

Notes to Consolidated Financial Statements

10. Stockholders' Equity (Deficit), pages F-23-F28

6.   We acknowledge your response to comment 15 and will continue to reissue our comment until you have disclosed an estimated offering price. Therefore, please disclose in your financial statements, at a minimum, the following information for

       <u>all equity</u> instruments granted during the 12 months prior to the date of the most recent balance sheet included in the filing: the number of options or shares granted at each applicable date, as well as the related exercise price; the underlying fair value of the common stock; and the resulting intrinsic value, if any.

7.   Additionally, please provide all of the above information to us, supplementally, for equity instruments that you issue subsequent to the date of the latest balance sheet that you include in your filing through the date of your latest response.

8.   We acknowledge your response to comment 16 and reissue our comment, as you have not yet disclosed your estimated IPO price. Please revise/update the vested/unvested intrinsic value option information included on page 39 of your MD&A based on your estimated IPO price through the date of the most recent balance sheet presented.

9.   We acknowledge your response to comment 17 and reissue our comment in part, particularly in light of the fact that you have not yet disclosed your estimated IPO price. Accordingly, please further enhance your disclosure regarding the significant factors underlying the difference between the fair value of your employee share options as of each grant date and your estimated IPO price. For example, include information regarding how the status of your Phase I/IIa clinical trials for TRU-015 impacted your fair value assessment at different points in time. Please also tell us whether your entry into the collaboration agreement with Wyeth impacted your assessment of fair value in fiscal 2006.

*   *   *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Patrick J. Schultheis, Esq.
        Mark J. Handfelt, Esq.
        Wilson Sonsini Goodrich & Rosati, Professional Corporation
        701 Fifth Avenue, Suite 5100
        Seattle, Washington 98104